Exhibit 1

TERMS AND CONDITIONS OF THE ELEVENTH SERIES OF

STOCK ACQUISITION RIGHTS

FOR SHARES OF COMMON STOCK OF SONY CORPORATION

These terms and conditions of the stock acquisition rights shall apply to the Eleventh Series of Stock Acquisition Rights for Shares of Common Stock (hereinafter referred to as the “Options”) of Sony Corporation (hereinafter referred to as the “Corporation”) issued on November 17, 2005 by the Corporation in accordance with the special resolution adopted at the 88th Ordinary General Meeting of Shareholders held on June 22, 2005 and the resolution adopted at the meeting of the Board of Directors held on October 26, 2005:

1.	Aggregate Number of Options
13,675
2.	Class and Number of Shares to be Issued or Transferred upon Exercise of Each Option

100 shares of common stock of the Corporation (hereinafter referred to as “Common Stock”)

3.	Adjustment of Number of Shares to be Issued or Transferred upon Exercise of Each Option
(1)

In the case that the Corporation splits or consolidates Common Stock, the number of shares to be issued or transferred upon exercise of each Option (hereinafter referred to as the “Number of Granted Shares per Option”) shall be adjusted in accordance with the following formula:

Number of Granted Shares		Number of Granted Shares per
per Option after adjustment	=	Option before adjustment	x	Ratio of split or consolidation

(2)

An adjustment to the Number of Granted Shares per Option under the immediately preceding item shall be made only with respect to the Number of Granted Shares per Option for the Options which have not been exercised at the time of the adjustment. Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

(3)

The effective date of the Number of Granted Shares per Option after adjustment shall be the same day as the date on which the Exercise Price after adjustment becomes effective as provided for in item (2) of Condition 7 with regard to the adjustment of the Exercise Price pursuant to Condition 7 for the same reason as the adjustment of the Number of Granted Shares per Option.

(4)

When the Number of Granted Shares per Option is adjusted, the Corporation shall give notice of necessary matters to each holder of the Options registered in the register of Options, no later than the day immediately preceding the effective date of the Number of Granted Shares per Option after adjustment; provided, however, that if the Corporation is unable to give such notice no later than the day immediately preceding such effective date, the Corporation shall promptly give such notice on or after such effective date.